

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Robert C. Ogden
Chief Financial Officer
Omni Bio Pharmaceutical, Inc.
5350 South Roslyn, Suite 400
Greenwood Village, CO 80111

**Re: Omni Bio Pharmaceutical, Inc.
        Form 10-K for the Fiscal Year Ended March 31, 2009
        Form 10-Q for the quarterly period ended December 31, 2009
        File No. 0-52530**

Dear Mr. Ogden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief